700 Anderson Hill Road Purchase, New York 10577

Tel. (914) 253-3114 Fax (914) 249-8109

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, NY 10577

Attn:	Cynthia A. Nastanski, Senior Vice President, Corporate Law & Office of the Corporate Secretary
914-253-3271

October 8, 2013

Ms. Cecilia Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	PepsiCo, Inc.
Form 10-K for the Fiscal Year Ended December 29, 2012
Filed February 21, 2013
File No. 001-01183

Dear Ms. Blye:

On behalf of PepsiCo, Inc., I hereby submit our response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 12, 2013.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response. Our response addresses PepsiCo, Inc., its divisions and subsidiaries, and, except as expressly set forth below, the affiliates that we control (and which are included in our consolidated financial statements) (collectively, “PepsiCo”).

General

1.

You indicate on page 3 and elsewhere that you have operations in Latin America, Africa and the Middle East, regions that include Cuba, Sudan and Syria. We note also that Araak Group, an entity operating in Sudan, states on its website that it is the exclusive franchise owner of Pepsi in Sudan. Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about operations in Cuba, Sudan or Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, distributors, bottlers, resellers, joint venture partners or other direct or indirect arrangements. Your response should describe any

Ms. Cecilia Blye

October 8, 2013

services, products, information or technology you have provided to or received from Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

PepsiCo has limited business connections in Cuba, Sudan and Syria, each of which we believe to be in full compliance with U.S. laws. While we have no equity investments in these countries, certain of our products are distributed in these countries by independent third parties. In each case, these arrangements comply with U.S. laws, including, where required, licenses issued by the Office of Foreign Assets Control in the U.S. Treasury Department or the Bureau of Industry and Security in the U.S. Department of Commerce under the Trade Sanctions Reform and Export Enhancement Act.

PepsiCo does not work with the governments of Cuba, Sudan or Syria or entities controlled by these governments other than as necessary to preserve our trademarks.

Rule 83 Confidential Treatment Request by PepsiCo, Inc. Request #1

In the event we decide to pursue new business opportunities in any of these countries our activities would be conducted in accordance with U.S. laws, including where necessary licenses issued by the appropriate regulatory authority. [**].

PepsiCo, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to Cynthia A. Nastanski, Senior Vice President, Corporate Law & Office of the Corporate Secretary, PepsiCo, Inc., 700 Anderson Hill Road, Purchase, NY 10577, telephone 914-253-3271, before it permits any disclosure of the bracketed information contained in Request #1.

Cuba

In 2011, a PepsiCo subsidiary sold certain of our food products to Procurement Systems, Inc. (“PSI”), an entity that is not affiliated with PepsiCo, in the U.S. for export and sale to Cuba. PepsiCo does not have any equity interest in PSI and has no physical assets or employees in Cuba. In 2011 and 2012, certain of our food and beverage products were displayed, and samples of our products and promotional items were distributed, at the Havana International Fair in Cuba. Various Cuban government procurement agencies as well as the agency responsible for U.S. imports to Cuba were present at the Havana International Fair. In addition, PepsiCo is a member of the Council of the Americas (“COA”), a U.S.-based business organization, and one of its employees is a member of COA’s board of directors. In 2012, this employee participated in a COA-sponsored delegation trip to Cuba. In addition, in late 2009, PepsiCo learned that Cuban vessels had been utilized by an independent third party without our permission to ship flavoring used in certain of our food products to a PepsiCo subsidiary in Venezuela. Upon PepsiCo’s discovery of this activity, which had not been authorized by PepsiCo, this matter was disclosed to the Office of Foreign Assets Control. The matter was subsequently closed by the Office of Foreign Assets Control without further action.

Sudan

A PepsiCo subsidiary sells beverage concentrate to Araak Food Industries Company Limited (“Araak”), an entity that is not affiliated with PepsiCo, and Araak produces and sells in Sudan certain beverage brands owned by PepsiCo. In addition, in 2011 and 2012, a PepsiCo subsidiary sold certain of our food products to Sun Mark Ltd. (“Sun Mark”), an entity that is not affiliated with PepsiCo, for export and sale to Sudan. PepsiCo does not have any equity interest in Araak or Sun Mark and has no physical assets or employees in Sudan.

Ms. Cecilia Blye

October 8, 2013

In February 2009, a PepsiCo subsidiary formed a joint venture, known as International Dairy & Juice Ltd. (“IDJ”), with Almarai Company and Almarai Investment Holding WLL, entities that are not affiliated with PepsiCo (collectively “Almarai”). The PepsiCo subsidiary owned 52% of IDJ and IDJ was included within PepsiCo’s consolidated results from the time of its formation until March 2012 when Almarai increased its interest in IDJ and PepsiCo’s interest in IDJ was reduced to 48%. PepsiCo now accounts for its interest in IDJ under the equity method of accounting. IDJ and its subsidiaries do not have and have never had physical assets or employees in Sudan. Since the formation of IDJ, two of its subsidiaries, International Dairy & Juice (Dubai) Ltd. (“IDJ Dubai”) and International Company for Agro Industrial Projects (Beyti) SAE (“Beyti”), have sold certain non-PepsiCo products to entities in Sudan that are not affiliated with PepsiCo and these entities sell these products in Sudan. From 2009 to February 2012, two employees of a PepsiCo subsidiary were seconded to IDJ and one employee of a PepsiCo subsidiary was seconded to a subsidiary of IDJ, Teeba Investment for Developed Food Processing Private Shareholding Company (“Teeba”). Throughout these secondments, interactions with these employees complied with applicable law.

Syria

A PepsiCo subsidiary sells beverage concentrate to Joud Co. (“Joud”), an entity that is not affiliated with PepsiCo, and Joud produces and sells in Syria certain beverage brands owned by PepsiCo. In addition, a PepsiCo subsidiary sells certain of our snack brands to Joud and Joud sells these snack brands in Syria and, in 2011 and 2012, a PepsiCo subsidiary sold certain of our food products to Sun Mark, an entity that is not affiliated with PepsiCo, for export and sale to Syria. PepsiCo does not have any equity interest in Joud or Sun Mark and has no physical assets or employees in Syria. Prior to the U.S. expansion of sanctions against Syria in August 2011, a PepsiCo subsidiary provided support services to Joud consistent with the bottling support services, such as marketing support, provided to a typical bottler. Following the U.S. imposition of increased sanctions against Syria, that support ceased and we limited activity to comply with the U.S. sanctions. From mid-2008 until January 2013, an employee of a PepsiCo subsidiary was seconded to act as General Manager of Joud. Throughout this secondment, interactions with this employee complied with applicable law, including the increased U.S. sanctions imposed against Syria in August 2011.

In addition to the matters described above with respect to Sudan, since the formation of IDJ, IDJ Dubai, Teeba and Beyti have sold certain non-PepsiCo products to entities in Syria that are not affiliated with PepsiCo and these entities sell these products in Syria. IDJ and its subsidiaries do not have and have never had physical assets or employees in Syria. Throughout the secondments described above with respect to Sudan, interactions with these employees complied with applicable law, including the increased U.S. sanctions imposed against Syria in August 2011.

2.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Ms. Cecilia Blye

October 8, 2013

As noted in our response to question 1 above, PepsiCo has limited business connections in Cuba, Sudan and Syria.

We do not believe that our contacts with Cuba, Sudan and Syria constitute a material investment risk for our security holders, whether analyzed on a quantitative or a qualitative basis.

Rule 83 Confidential Treatment Request by PepsiCo, Inc. Request #2

From a quantitative standpoint, aggregate net sales to these countries were approximately [**] in 2012, 2011 and 2010, respectively, and approximately [**] for the twenty-four weeks ended June 15, 2013, which for each period represented 0.05% or less of PepsiCo’s total net revenue. Total assets, consisting of receivables and prepaid assets, associated with these countries were approximately [**] at the end of 2012, 2011 and 2010, respectively, and approximately [**] at the end of the second quarter of 2013, which for each period represented less than 0.01% of PepsiCo’s total assets. Total liabilities associated with these countries were [**] at the end of 2012, 2011 and 2010, respectively, and [**] at the end of the second quarter of 2013, which for each period represented less than 0.01% of PepsiCo’s total liabilities.

PepsiCo, Inc. respectfully requests that the information contained in Request #2 be treated as confidential information and that the Commission provide timely notice to Cynthia A. Nastanski, Senior Vice President, Corporate Law & Office of the Corporate Secretary, PepsiCo, Inc., 700 Anderson Hill Road, Purchase, NY 10577, telephone 914-253-3271, before it permits any disclosure of the bracketed information contained in Request #2.

From a qualitative standpoint, we believe it is important to recognize that we sell food, snacks and beverage items. In addition, we believe our activities conform to all applicable laws and licensing regimes, including, where necessary, licenses issued by the U.S. Treasury Department or the U.S. Commerce Department under the Trade Sanctions Reform and Export Enhancement Act and it is PepsiCo’s policy to abide by the laws and regulations around the world that apply to our business. We value our investors and are sensitive to potential concerns among some investors regarding operations in Cuba, Sudan and Syria, including the potential impact of activities upon our reputation and the value of our securities, and we will continue to monitor, as we do on a routine basis, activities in these countries and investor sentiment. The U.S. regulatory regime permits the sale of food, snacks and beverages in Cuba, Sudan and Syria, subject, in some cases, to licensing requirements. We believe a reasonable investor would understand the difference between the sale of food, snack and beverage products which is permitted and the sale of equipment or arms that could be used to support terrorism or repression. Given the de minimis amount of sales into Cuba, Sudan and Syria, our limited business connections in these countries, and the nature of the products sold in these countries, we do not believe that these business connections have or should materially adversely impact PepsiCo’s reputation or decisions with respect to an investment in PepsiCo’s securities.

* * *

Ms. Cecilia Blye

October 8, 2013

PepsiCo hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) PepsiCo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or have any questions about this letter, please call me at (914) 253-3114.

Sincerely,

/s/ Kelly Mahon Tullier

Kelly Mahon Tullier

Senior Vice President, Deputy General Counsel

cc:	Indra K. Nooyi, Chairman and Chief Executive Officer, PepsiCo, Inc.
Hugh Johnston, Executive Vice President, Chief Financial Officer, PepsiCo, Inc.
Larry D. Thompson, Executive Vice President, Government Affairs, General Counsel & Corporate Secretary, PepsiCo, Inc.
Marie T. Gallagher, Senior Vice President and Controller, PepsiCo, Inc.
Cynthia A. Nastanski, Senior Vice President, Corporate Law & Office of the Corporate Secretary, PepsiCo, Inc.
John Reynolds, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission
Office of Freedom of Information and Privacy Act Operations
Securities and Exchange Commission
100 F Street N.E., Mail Stop 2736
Washington, D.C. 20549

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